Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: February 9, 2018

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EDITED TRANSCRIPT

CVS - Q4 2017 CVS Health Corp Earnings Call

EVENT DATE/TIME: FEBRUARY 08, 2018 / 1:30PM GMT

OVERVIEW:

Co. reported 4Q17 consolidated revenues of $48.4b and GAAP diluted EPS of $3.22.

Expects 2018 consolidated net revenue to grow 0.7-2.5% and 1Q18 consolidated revenue to grow 1.50-3.25%.

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FEBRUARY 08, 2018 / 1:30PM, CVS - Q4 2017 CVS Health Corp Earnings Call

C O R P O R A T E  P A R T I C I P A N T S

David M. Denton CVS Health Corporation - Executive VP & CFO

Jonathan C. Roberts CVS Health Corporation - COO and EVP

Larry J. Merlo CVS Health Corporation - President, CEO & Director

Michael P. McGuire CVS Health Corporation - SVP of IR

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Brian Gil Tanquilut Jefferies LLC, Research Division - Equity Analyst

Charles Rhyee Cowen and Company, LLC, Research Division - MD and Senior Research Analyst

Eric R. Percher Nephron Research LLC - Research Analyst

George Robert Hill RBC Capital Markets, LLC, Research Division - Analyst

Glen Joseph Santangelo Deutsche Bank AG, Research Division - MD & Research Analyst

John Edward Heinbockel Guggenheim Securities, LLC, Research Division - Analyst

Kevin Caliendo Needham & Company, LLC, Research Division - MD & Senior Analyst

Lisa Christine Gill JP Morgan Chase & Co, Research Division - Senior Publishing Analyst

Mohan A. Naidu Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst

Nathan Allen Rich Goldman Sachs Group Inc., Research Division - Research Analyst

Peter Heinz Costa Wells Fargo Securities, LLC, Research Division - MD and Senior Analyst

Priya Joy Ohri-Gupta Barclays PLC, Research Division - Director and Fixed Income Research Analyst

Rivka Regina Goldwasser Morgan Stanley, Research Division - MD

Scott Andrew Mushkin Wolfe Research, LLC - MD and Senior Retail & Staples Analyst

P R E S E N T A T I O N

Operator

Ladies and gentlemen, thank you for standing by, and welcome to the CVS Health Fourth Quarter 2017 Earnings Conference Call. (Operator Instructions) As a reminder, this conference is being recorded today, Thursday, February 8, 2018. And now, it’s my pleasure to turn the conference over to Mike McGuire, Senior Vice President of Investor Relations. Please go ahead, sir.

Michael P. McGuire - CVS Health Corporation - SVP of IR

Thank you, Mullen. Good morning, everyone, and thanks for joining us. I’m here this morning with Larry Merlo, President and CEO; Dave Denton, Executive Vice President and CFO; and Jon Roberts, Chief Operating Officer. Larry and Dave have some prepared remarks to share. After which, we’ll open it up for the question-and-answer session.

During the Q&A, please keep in mind that the focus of this call is on our earnings report and guidance, and we won’t be sharing incremental information related to our pending acquisition of Aetna. (Operator Instructions)

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FEBRUARY 08, 2018 / 1:30PM, CVS - Q4 2017 CVS Health Corp Earnings Call

In addition to this call and our press release, we’ve posted a slide presentation on our website that summarizes the information in our prepared remarks as well as some additional facts and figures regarding our operating performance and guidance. Our Form 10-K will be filed later this month, and that, too, will be available on our website once filed.

Please note that today’s call is neither an offering of securities nor solicitation of a proxy vote in connection with our announced transaction with Aetna. The information discussed today is qualified in its entirety by the registration statement and joint proxy statement that CVS Health and Aetna have filed with the SEC in connection with our proposed transaction. The shareholders of CVS Health and Aetna are urged to read those filings carefully because they contain important information about the proposed transaction between CVS and Aetna.

Additionally, during this call, we will make certain forward-looking statements that reflect our current views related to our future financial performance, future events and industry and market conditions and forward-looking statements related to the acquisition, including the expected consumer benefits, financial projections, synergies, financing and the timing for the completion of the transaction. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from what may be indicated in the forward-looking statements. We strongly encourage you to review the information in the reports we filed with the SEC regarding these specific risks and uncertainties, in particular, those that are described in the Risk Factors section of our most recently filed Annual Report on Form 10-K and the cautionary statement disclosures in our quarterly reports on Form 10-Q. You should also review the section entitled Forward-Looking Statements in our earnings press release.

During this call, we will use non-GAAP financial measures when talking about our company’s performance. In accordance with SEC regulations, you can find a discussion of these non-GAAP measures and the comparable GAAP measures and associated reconciliation document we posted on the Investor Relations portion of our website.

And as always, today’s call is being webcast on our website, and it will be archived there following the call for 1 year.

Now I’ll turn this over to Larry Merlo.

Larry J. Merlo - CVS Health Corporation - President, CEO & Director

Okay. Thanks, Mike. Good morning, everyone, and thanks for joining us today. We finished 2017 with strong results, and the progress we’ve made against our four-point plan provides a solid foundation for healthy growth as we begin 2018.

In the fourth quarter, consolidated net revenues grew 5.3%, adjusted operating profit grew 5.7%, and adjusted earnings per share grew 12% to $1.92.

For the full year, consolidated net revenues increased 4.1%, with adjusted operating profit declining 5.8%, and adjusted earnings per share increasing 1% to $5.90.

Now in the quarter, operating profit in the Retail/Long-Term Care segment was better than expected while operating profit in the PBM segment was in line with the expectations that we laid out on our January call.

Additionally, we generated approximately $6.4 billion of free cash during the year.

Now turning to the business update, and I’ll start with the PBM and the 2018 selling season. Our gross-to-net client wins are slightly higher than on our third quarter call, and we currently have gross wins of approximately $6.2 billion and net new business of $2.4 billion with a client retention rate of about 96.5%.

Now keep in mind that these new business numbers exclude enrollment results from our SilverScript PDP, and I’ll touch on that shortly.

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FEBRUARY 08, 2018 / 1:30PM, CVS - Q4 2017 CVS Health Corp Earnings Call

In addition, I’m pleased to say that during this year’s welcome season, we continued our record of exceptional implementation. Client satisfaction continues to improve across all areas, with service levels reaching record performance.

Beyond our core service elements, our support capabilities are aligned with the unique approaches of all of our customers across their pharmacy benefit, member and provider strategies. And we believe the investments we made in quality, automation and client focus, are delivering measurable value to our clients year after year.

Looking ahead, we have about $39 billion up for renewal in 2019, which when you exclude Med D, is nearly 1/3 of our business. Now keep in mind that this figure includes the FEP retail and mail contracts, which we have already extended through the end of 2019. And while it’s early in the selling season, we are making progress with our ‘19 renewals and have already renewed a high percentage of our health plan clients.

As for new business prospects, again, it’s early to gauge the full extent of RFP activities in the ‘19 selling season, but we don’t see as much health plan opportunity as we’ve seen in past years. Our strong service history, our size, our scale and our unique suite of capabilities, provide the tools we need to be successful in retaining business and winning in the marketplace as opportunities arise.

Now Top of Mind for Clients are planned designs that effectively lower unit costs and overall health care costs, and that’s pretty consistent with what we’ve seen in recent years. The most common designs to lower unit costs include plans with formularies that are focused on the highest value drugs and clinical programs such as our Transform Diabetes Care and Pharmacy Advisor programs are focused on lowering health care costs and are increasingly becoming a central part of our clients’ benefit and health management strategies.

In addition, specialty drug management continues to be highly emphasized in plan design elections and is expected to continue to be a focal point for the foreseeable future.

Now growth in specialty pharmacy remained strong and our specialty business continues to expand and gain share. While specialty revenues grew 9.2% in the quarter, prescriptions increased by 14.5%, benefiting from new product introductions and increased access to limited distribution products.

Our Medicare Part D business, SilverScript, wrapped up another successful annual enrollment period, and we began the 2018 plan year with more than 6.1 million captive PDP lives, which includes eclipse, and that’s up about 11% from January of last year. Now when you add the noncaptive Med D lives that we manage for our health plan clients, the total rise is to 13.3 million Med D lives under management.

Now moving onto Q4 results in our Retail/Long-Term Care segment. Total same-store sales increased 0.1%, and that’s more than 100 basis points better than expectations with pharmacy same-store sales up 0.4%. Our pharmacy sales comps were negatively impacted by approximately 340 basis points due to recent generic introductions. Our same-store prescription volumes increased 2.5% on a 30-day equivalent basis, roughly 50 basis points ahead of expectations. And as you’re well aware, the flu season strengthened beginning in December, and we’ve continued to experience a strong flu season during the first several weeks of 2018.

In the quarter, the negative impact from the decisions to restrict CVS Pharmacy from participating in the TRICARE and fully insured prime networks had about a 320 basis point negative impact on volumes. Now this is 100 basis points better than the impact on Q3 and a result of having comp the start of the TRICARE restriction at the beginning of December. Now despite this headwind, CVS Pharmacy gained market share in Q4, increasing our share of 30-day equivalent scripts dispensed by about 15 basis points. Now when you adjust for the network changes, same-store prescription volumes would’ve been up 5.7% in the fourth quarter, again, on a 30-day equivalent basis.

Now turning to 2018. We’ll return to a healthy script growth, driven in part by our exciting new collaborations with Optum, Cigna and Express Scripts. Now as part of growing trend toward consumer-directed care, our collaborations will help our patients get the most from their health plans while improving their health.

Additionally, we believe that by being preferred in more Med D networks, including SilverScript, Aetna and WellCare, we’ll be able to further drive prescription volume in the growing Med D market.

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FEBRUARY 08, 2018 / 1:30PM, CVS - Q4 2017 CVS Health Corp Earnings Call

Now turning to the front store, comps decreased 0.7%, and a strong cough and cold season added about 80 basis points for the comp. After adjusting for this tailwind, the Q4 comp sequentially improved from prior quarters and has been the case all year, the decline in front store comps reflects a number of factors, including our decision to optimize our promotional strategies in certain ways such as by reducing our circular page count.

Overall, our reduction in circular promotion in 2017 was a success, supported by the refinement of our industry-leading promotional analytics and processes. And moving into 2018, we expect to leverage these refined capabilities to drive both top and bottom line growth.

Our store brands represented 23.7% of front store sales in the quarter, that’s relatively flat to last year, and it remains an area of focus. There are significant opportunities to expand our share of store brands by launching new products that build upon our core equities in health and beauty, while seeking opportunistic growth in other areas, where we can provide customers a good value. And as a result of our strength in store brands, along with the success of our promotional strategies, front store gross margin, once again, improved in the quarter versus a year ago.

So with that, let me flip it over to Dave for the financial review.

David M. Denton - CVS Health Corporation - Executive VP & CFO

Thank you, Larry, and good morning, everyone. This morning, I’ll provide a detailed review of our 2017 fourth quarter results and briefly touch on our 2018 guidance with a few updates from our call in January.

First as I typically do, I’ll begin with a review of last year’s capital allocation program. For the full year of 2017, we generated $6.4 billion in free cash, delivering all of this cash back to shareholders through both dividends and share repurchases despite the suspension of share buybacks during Q4. We paid $510 million in dividends in the fourth quarter and $2 billion during the full year of ‘17. Our dividend payout ratio currently stands at 30.9% over the trailing four quarters, retreating slightly due to the noncash tax reform benefit we captured in net income during the fourth quarter.

Now going forward, as we previously announced and due to the Aetna transaction, we are keeping dividends flat until we get back to a leverage ratio that is more in line with our credit ratings category.

During the fourth quarter, we did not repurchase any shares. However, for all of 2017, we repurchased approximately 55 million shares for approximately $4.4 billion, averaging $78.68 per share. We ended this year with $13.9 billion left in authorization to repurchase our shares.

And as with dividend increases, share repurchases are suspended until a leverage ratio comes back in line.

As expected, we saw an outflow of $642 million of free cash in the fourth quarter. This is largely driven by the settlement of the CMS payable associated with the 2016 plan year.

For the full year of ‘17, we saw an improvement in our cash cycle of more than 4 days. For the full year, our gross capital expenditure was approximately $1.9 billion, about $306 million lower than LY. This was primarily driven due to higher spending in ‘16 on the integration of both Omnicare and the Target acquisitions.

With $265 million in proceeds from sale leasebacks, our net CapEx for the year was approximately $1.7 billion.

So now turning to the income statement. We delivered adjusted earnings per share of $1.92 per share in the fourth quarter, at the high-end of our guidance range. Our effective tax rate was lower than forecasted as there were several open items at year-end that resolved in our favor. None of them are individually significant and where appropriate, these items are factored into our outlook for 2018.

As a reminder, these EPS results are on a comparable basis and the reconciliation of the GAAP to adjusted EPS can be found in the press release as well as in the Investor Relations portion of our website.

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FEBRUARY 08, 2018 / 1:30PM, CVS - Q4 2017 CVS Health Corp Earnings Call

On an adjusted basis, the PBM segment delivered operating profit in line with our guidance from January while the Retail/Long-Term Care segment, segments’s profit deem in slightly above the high-end of guidance as we outperformed on script growth.

GAAP diluted EPS was $3.22 per share in the fourth quarter, which is much better than our guidance. The outperformance was due to the enactment of the Tax Cut and Jobs Act in December, which reduced the federal corporate income tax rate from 35% to 21% and resulted in a reduction in our net deferred income tax liabilities.

So with that, let me quickly walk down the P&L to provide some additional details. On a consolidated basis, revenues in fourth quarter increased 5.3% to $48.4 billion.

In the PBM segment, revenues increased 9.3% to $34.2 billion. PBM growth in the quarter was 150 basis points, above the high-end of our guidance. The year-over-year growth was driven largely by an increase in pharmacy network and specialty pharmacy volumes, brand inflation and Medicare Part D revenues. Partially offsetting this growth was an approximate 80 basis points increase in our generic dispensing rates versus the same quarter of last year to 86.9%. PBM adjusted claims grew by 7.8% in the quarter, and we finished the year with 1.78 billion adjusted claims.

In our Retail/Long-Term Care business, revenues increased 0.3% in the quarter to $20.9 billion, again, beating our expectations. This was driven primarily by stronger-than-expected pharmacy same-store sales and script growth as well as better-than-expected volumes in the front store. But front store volume outperformance was due to a strong cough and cold season, as Larry mentioned.

Offsetting the Retail/Long-Term Care segment’s revenue growth was higher generic dispensing rate, which increased approximately 160 basis points to 86.8%.

Turning to gross margin, operating expenses, operating profit and the tax rate. The numbers I’m starting reflect non-GAAP adjustments in both the current and prior periods where applicable, which have been reconciled on our website. Keep in mind that our guidance for the fourth quarter also reflected these adjustments.

The consolidated company gross margin was 16.3% in the quarter, a contraction of approximately 30 basis points compared to Q4 ‘16 and consistent with our expectations.

The decline is due to a mix shift in our business as our lower-margin PBM business continue to grow faster than our Retail/Long-Term Care business. Gross profit dollars increased 3.5% versus the same quarter of LY.

Within the PBM segment, gross margin increased approximately 15 basis points from Q4 ‘16 to 5.4%. Gross profit dollars were up 11.9%, primarily due to the shift in timing of Medicare Part D profits from the third quarter into the fourth quarter versus ‘16, increased network and specialty volume and favorable purchasing economics.

Partially offsetting these drivers was the impact of continued price compression in the marketplace. Gross margin in the Retail/Long-Term Care segment was up -- was 30.0%, up approximately 25 basis points from LY. The increase in gross margin rate was primarily driven by favorability in front store margin and increased generic dispensing, partially offset by continued reimbursement pressures. The favorability in front store margin was driven by our continued optimization of our promotional strategies.

Gross profit dollars increased by 1.1% year-over-year mainly due to strong front store margin and script growth, partially offset by the loss of scripts from the network changes that occurred at the end of 2016.

Consolidated operating expenses as a percent of revenues improved approximately 30 basis points to 9.7% compared to Q4 ‘16. The PBM segment’s SG&A rate as a percent of sales was relatively flat year-over-year and in line with our expectations, while Retail/Long-Term Care segment’s SG&A as a percent of sales increased slightly due to less leverage from revenue growth.

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FEBRUARY 08, 2018 / 1:30PM, CVS - Q4 2017 CVS Health Corp Earnings Call

Within the Corporate segment, expenses were $236 million, consistent with last year. We saw consolidated operating profit increased by 5.7% for the fourth quarter, in line with our expectations. Operating margin for the total enterprise was flat to last year at 6.6%. Operating margin in the PBM increased approximately 15 basis points to 4.3%, while operating margin in the Retail/Long-Term Care segment declined approximately 10 basis points to 10.3% on an adjusted basis.

We saw operating profits grow by 13.5% in the PBM segment, while we saw operating profit decline by 0.3% in the Retail/Long-Term Care segment.

Going below the line on the consolidated income statement. Net interest expense in the quarter decreased $1.5 million from LY to $241 million. Our effective tax rate in the quarter was 38.3% and 38.1% for the full year, which is a bit better than we expected. Our weighted average share count for the quarter was just over 1 billion shares, again, in line with our expectations.

So with that, turning to our 2018 guidance. Let me first provide a couple reminders. Keep in mind that for guidance purposes only, we are assuming that the proposed Aetna transaction closes after the end of 2018.

Also, all bridge financing fees, transaction and integration costs related to the deal are excluded from our adjusted figures.

Now in January, we provided an outlook for the year, and we remain comfortable that the estimates on the various elements that we provided. However, at that time, we do not factor any investment of the tax reform benefit into the operating profit guidance. Today, I’m updating our guidance only to reflect our plans for the investment of these benefits in 2018 and beyond.

We currently estimate for the 2018 reduction in tax to yield $1.2 billion in cash benefits. As a result, we have a degree of financial flexibility that is unexpected and allows us to make some incremental high-value investments back into our business.

And consistent with comments in January, we anticipate spending at least half of the tax benefit on debt reduction in 2018. This supports our goal to return to a leverage ratio of 3.5x within 2 years after closing of the Aetna transaction and ultimately, to the low 3x level longer term.

In addition to debt reduction, there are 3 areas, in particular, which we will invest. First and foremost, we plan on making investments in our colleagues through increases in wages and benefits. We also plan on expanding our existing capabilities around data analytics and care management solutions. These investments in data analytics will improve our predictive power and further transform our processes with the goal of accelerating our abilities to improve outcomes and lower costs for our patients and the payers that we serve.

And finally, we will make investments in our stores to pilot enhanced service offerings, again, with the objective of lowering overall health care costs and improving the health of all the members that we serve.

A portion of the spending in the stores and on of these initiatives will be capitalized in the balance sheet and will not flow through operating expenses by the way.

Given this plan, in 2018, we expect to invest at least $275 million in operating expenses in these new initiatives, predominantly in the Retail/Long-Term Care segment. When annualized, this is a run rate of at least $425 million of operating expenses. The lower tax rate is a recurring benefit to the business and the investments we are making will also be recurring.

So with $275 million of additional operating expenses, we now expect full year 2018 adjusted operating profit growth of down 1.5% to up 1.5%, with consolidated net revenue growth of 0.7% to 2.5%.

For the segments, we expect adjusted operating profit growth in the PBM segment in the low to mid-single digits and in the Retail/Long-Term Care segment, we expect operating profit to be in the low -- to be down in the low single digits.

For the Retail segment, we continue to expect strong pharmacy same-store script growth of 6% to 7% as we benefit from broader relationships established in 2017, and our expanded participation as a preferred pharmacy in more Medicare Part D networks.

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FEBRUARY 08, 2018 / 1:30PM, CVS - Q4 2017 CVS Health Corp Earnings Call

We also continue to expect same-store sales growth of 2% to 3.5%, and revenue growth for the segment of 2.5% to 4%. The sale of RxCrossroads, that business creates a headwind of about 50 basis points on the retail segment’s operating profit growth due to the absence of this business in 2018.

For the PBM segment, we continue to expect between 1.91 and 1.93 billion adjusted claims, and revenues to grow between 1.5% and 3.5% in 2018. Within operating profits, benefits from the company’s enterprise streamlining efforts will be offset by Anthem’s implementation costs of approximately $150 million as we get ready to administer that contract beginning in 2020.

The Anthem spend, which is a mix of both of capital and operating expenses, the Anthem’s PBM operating profit growth by about 190 basis points.

Going below the line, our interest expenses will expected to be in the range of $2 billion to $2.3 billion. That expectation includes net interest expense on existing portfolio of roughly $1 billion as well as bridge financing fees of $170 million to $205 million, $45 million below our prior estimates as a portion of those fees were booked in Q4 ‘17. The remainder is interest from new debt.

Our effective tax rate is to be approximately 27% for 2018, consistent with what we said in January.

So now, moving on to our Q1 ‘18 expectations. On the call in January, we stated that Q1 was expected to be our lowest level of the year for enterprise operating profit growth, and that we expected operating profit in the Retail/Long-Term Care segment to contract. With 1 month of the year behind us, we are expecting better results in Q1 due largely to the script utilization at retail. The exceptionally strong flu season across the country has had a major factor in this improved outlook.

Given the strong performance, we now expect consolidated revenue growth of 1.5% to 3.25%, with consolidated adjusted operating profit growth of 0.5% to 4.5%.

Within the Retail/Long-Term Care segment, we expect revenue growth in the range of 4% to 5.5% and operating profit growth in the low to mid-single digits. Total same-store sales at retail are expected to be up 4% to 5.5% and adjusted script comps are expected to increase by 7% to 8.5%.

Within the PBM segment, we expect revenue growth of 2% to 3.75% and operating profit growth to be flattish to up slightly. Finally, while we expect our net interest expense for the quarter to be in line with levels that we’ve seen recently on our existing portfolio of debt, keep in mind that if we end up placing the Aetna debt during the first quarter, our interest will be above our guidance expectations.

Also, our tax rate for the quarter is expected to be slightly lower than the rate we expect for the full year.

So in closing, we laid the foundation to return to healthy growth in 2017. We executed on our four-point plan that we laid out back in 2016 and the solid expectations for 2018 reflect the work that has been accomplished. We remain committed to returning to healthy earnings growth long-term and continue to invest in our business to better position us to take full advantage of the opportunities that lie ahead in the health care space.

And so with that, I’ll now turn it back over to Larry.

Larry J. Merlo - CVS Health Corporation - President, CEO & Director

Okay. Thanks, Dave. Before we open it up for Q&A, just a few additional comments. As you may have seen last week, we received a second request from the DOJ for additional information related to the Aetna transaction. And the timetable that we laid out in our initial press release back in December as well as in our S-4 filing reflected this expectation. So things are moving along as planned, and we continue to expect the transaction will close in the second half of the 2018.

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FEBRUARY 08, 2018 / 1:30PM, CVS - Q4 2017 CVS Health Corp Earnings Call

In addition, the integration planning has begun, and we have assembled a team with representatives from both companies and are very pleased with how the planning process is progressing.

So just wrapping up. As we move forward in ‘18, I do want to take a moment to thank our more than 240,000 colleagues, who have worked tirelessly to move the enterprise forward and positioned us for our next era of growth. We’ve emerged from ‘17, a stronger company, well positioned to meet the health care challenges of tomorrow and to take advantage of the emerging opportunities in this growing and vibrant market. And we’re excited to continue on our path of driving more affordable, accessible and effective care for all health care stakeholders in 2018 and beyond.

So with that, let’s go ahead and open it up for your questions.

Q U E S T I O N S  A N D  A N S W E R S

Operator

(Operator Instructions) And our first question comes from the line of Lisa Gill with JPMorgan.

Lisa Christine Gill - JP Morgan Chase & Co, Research Division - Senior Publishing Analyst

My first question is really around the investments that you’re making. Dave or Larry, can you talk about what component of that is wage and benefit when I think about it that as being permanent versus the data analytics or pilot, et cetera, where eventually I would expect that we’ll see some level of return for investors?

Larry J. Merlo - CVS Health Corporation - President, CEO & Director

Yes, Lisa, it’s Larry. Lisa, I just -- if we get into that, I just want to emphasize that what we’re looking to do is accelerate the work that’s important in this CVS-Aetna combination. If you think about the role of technology and analytics and digital tools and capabilities, as far as investments in our employees, service and capabilities, especially at retail we’ll continue to grow an importance. And specifically, these investments will allow us to enhance the role that pharmacy technicians’ play, which, we believe, is key to enhancing the role that pharmacy can play in overall patient care. As far as the level of investments in terms of what Dave was talking about, I would say that Alliance share of that is investments into and with our employees, okay, versus in the other areas. But they’re both equally important as we go forward.

Lisa Christine Gill - JP Morgan Chase & Co, Research Division - Senior Publishing Analyst

Great. And then just my follow-up would just be on the 2019 selling season. So you talked about the $39 billion. When we think about FEP and the renewal, Larry, am I thinking about this right that, that’s roughly $6 billion to $7 billion? And then can you just give us an indication -- you said health plan business, which is usually renewed now, you don’t have a lot of renewal, can you just give us an indication as to how much of that $39 billion has already been renewed?

Larry J. Merlo - CVS Health Corporation - President, CEO & Director

Yes, Lisa, the -- in terms of the FEP, your range is pretty much in the ballpark there. And as we talk about the health plans business, keep in mind that the selling cycle is usually a bit longer than on the employer side. So that in many respects, that’s started late last -- or in the fall time frame last year. So as you know, as we go through the year, we typically begin to quantify the selling season as well as the renewals. So recognizing the cycles associated with the health plans, we have a better picture what that looks like. And as we mentioned, a large percentage of our health plan clients have been renewed, okay? There’s still work to be done there. And we acknowledge that as we look at RFP opportunities, at least on the

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FEBRUARY 08, 2018 / 1:30PM, CVS - Q4 2017 CVS Health Corp Earnings Call

health care side -- health plan side, most of that is behind us at this point, which we’re acknowledging that the opportunities there are not as great as we’ve seen in the last couple of years.

Operator

And our next question comes from the line of George Hill with RBC.

George Robert Hill - RBC Capital Markets, LLC, Research Division - Analyst

I’m going to commit a foul here and look at a little bit beyond 2018. But I guess, Larry, Dave, as you guys think about the combination of the businesses going forward, do you expect another large step-up in the investment rate. I think a lot of us are trying to figure out what the pro forma 2019, ‘20 numbers look like, and I think whether or not we have the discretionary expense run rate, right. It’s a big part of the math. I guess, any color that you can provide around that is helpful.

David M. Denton - CVS Health Corporation - Executive VP & CFO

George, it’s Dave here. I think as we’ve talked a little bit about the combination, obviously, we’re going to make investments in the combination going forward to enhance our care model and data and analytics. Keep in mind that as we’ve discussed, as we build-out in our stores new capabilities, we have a fairly robust capital plan for the next several years that’s going to touch the majority of our stores. We’ll likely repurpose some of the investments that we have earmarked to that into -- I’ll say changing the scope of design in those stores. So the incremental CapEx required to deliver on those promises is not that large. So we think that we can manage within the performance that we put out there over the next several years.

Larry J. Merlo - CVS Health Corporation - President, CEO & Director

George, to Dave’s point, keep in mind that our historic run rate on gross capital has been in the $2 billion, $2.2 billion range. So to Dave’s point --and a lot of that was investments on the retail side of the business. So there is a real opportunity to repurpose much of that capital as we build-out these new capabilities.

George Robert Hill - RBC Capital Markets, LLC, Research Division - Analyst

Okay. And then maybe a quick follow-up. Interested in the investments in data analytics and care management solutions. Should we think of those investments as specific to pharmacy? Or are they broader with respect to, I would call it, like care management solutions data analytics for health care? So are these kind of investments in the core? Or are these investments thinking about 2020 and beyond?

Larry J. Merlo - CVS Health Corporation - President, CEO & Director

No. George, you should think about this as being broader. We’ve made many investments from the pharmacy component to date, which we believe has paid us dividends and really, serve as a gateway in terms of how we’re thinking about these broader capabilities as you think about the 2 companies coming together.

Operator

And our next question comes from the line of Charles Rhyee with Cowen and Company.

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FEBRUARY 08, 2018 / 1:30PM, CVS - Q4 2017 CVS Health Corp Earnings Call

Charles Rhyee - Cowen and Company, LLC, Research Division - MD and Senior Research Analyst

Dave, Larry, maybe following a little bit on that -- on George’s question. Can you speak more to where you are with MinuteClinics. You had a rollout schedule that you guys talked about a little while back. And I know a couple of years ago, at the Analyst Day, you had talked about sort of where you’re tracking in terms of revenues as well. Now, obviously, in the future, this looks like to be a key part of what a combined entity could be delivering. Can you tell us where you are at in terms of MinuteClinic today? How that rollout schedule changes at all with the pending acquisition? And maybe any kind of metrics you can give around that.

Larry J. Merlo - CVS Health Corporation - President, CEO & Director

Yes, Charles, it’s Larry, I’ll start and I think others will jump in. It’s a great question, Charles. And certainly, this combination, it enables two things. One, a broader expansion of the MinuteClinic footprint. Today, we’ve got just over 1100 clinics across 33 states and the District of Columbia. But equally important is we see an opportunity to expand the breadth and the scope of practice that exists in MinuteClinic. And so there’s a number of things that we’re thinking about, whether it’s broader management of chronic diseases as one example or even the ability to do lab draws --blood draws in the clinics. So we’ll have more to say on that as we get these pilots up and running.

Charles Rhyee - Cowen and Company, LLC, Research Division - MD and Senior Research Analyst

And great. If I can follow-up, you talked about the integration cost related to Anthem. Can you give us a sense as we roll into 2019, will those integration costs continue? And would they be more or less than we’re looking at here in ‘18?

David M. Denton - CVS Health Corporation - Executive VP & CFO

Yes, this is Dave. Obviously, we’ll have some integration costs in ‘18, likely some in ‘19 to get that business online just given the sheer of scope and scale of that. But I’d expect more in ‘18 because we want to be up and running in parallel sometime in ‘19.

Operator

And our next question comes from the line of Robert Jones with Goldman Sachs.

Nathan Allen Rich - Goldman Sachs Group Inc., Research Division - Research Analyst

This is Nathan Rich on for Bob this morning. Dave, just a question on the same-store script guidance for 1Q. Looks strong relative to the -- 7% to 8.5% relative to full year range of 6% to 7%. I know you talked about the flu impact being a benefit in Q1. Just wondering if you can maybe help us think about the magnitude there. And then also, can you give us a sense of how the performance in the new preferred Part D networks like SilverScript and Aetna that you’re in for this year, how that’s compared so far relative to your expectations?

David M. Denton - CVS Health Corporation - Executive VP & CFO

Yes, Nathan, I guess, it’s probably a little too early to answer the performance of those networks at this point in time, just given that -- we just kind of started of the year off. Clearly, Q1 as we think about the script, I guess, the growth in script utilization that we cycle into Q1 here being a little bit higher than for the full year. Clearly, the flu season, the impact of that is fairly significant as we look across the country and more or less all of each is the country at this point in time. So that will affect Q1 into the positive. Clearly, as we get into the Q2 likely we’ll get back into, I’ll say, the normal zip code. As we -- maybe the only other comment I will make is as we thought about Medicare Part D and being a preferred provider in Medicare Part D, the scripts and in some cases, don’t just transition right away, we will see script capture build throughout the year as those members choose to move into our network in those preferred network arrangements.

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FEBRUARY 08, 2018 / 1:30PM, CVS - Q4 2017 CVS Health Corp Earnings Call

Nathan Allen Rich - Goldman Sachs Group Inc., Research Division - Research Analyst

Okay, that’s helpful. And then just maybe a follow-up. Can you help us think about like how you’re thinking about gross margin for the retail segment in ‘18? I didn’t see -- I think you guys typically give sort of qualitative guidance at least. I just be curious this year, given potential to have some pressure from the lower-margin scripts in some of those preferred Part D networks, how we should think about the gross margin trend for the year.

David M. Denton - CVS Health Corporation - Executive VP & CFO

Yes, you’re right. We have not given specific color around that. I would say that this year, more so than other years is a transition year or step year as we go through planning for the acquisition for next year. Clearly, I think what’s important to us is we have a very robust plan to get back to growth in this business, which we delivered upon clearly made some now -- some investments with the tax benefit back into the business to support our growth longer term. But I think what’s important here is we positioned the company in preferred networks and in teaming up with other payors and building capabilities and programs to drive long-term growth in the business segment.

Operator

And our next question comes from the line of Eric Percher from Nephron Research.

Eric R. Percher - Nephron Research LLC - Research Analyst

So a question with Helena moving on. I’m interested in how your view of retail has changed and, of course, now we include long-term care, and it sounds like there will be a lot more that is done in the store over time. How are you conceptualizing what you need in the leadership of retail?

Larry J. Merlo - CVS Health Corporation - President, CEO & Director

Well, Eric, it’s Larry. And listen, Eric, I think as you’re aware, these things happen, and we certainly wish Helena continued success in her new role. And I’ll just acknowledge that we’re going to -- we’re an attractive company for people to come and work at, and we’ll check the external landscape, but at the same time we’ve got a deep bench of very talented individuals, and Kevin Hourican, who has had a number of senior level jobs in the retail business in the supply chain, in field operations. Most recently, he leads of our Retail Pharmacy services group. He will take over the business reporting to Jon, and we’re all confident that we’re not going to miss a beat. So as you’ve heard as talk in the past, the retail environment is evolving, okay? And we’ve talked about the front of store being a combination of products and services, the products with a focused on OTC, beauty, personal care and some elements of convenience. And you’ve seen what we’ve been doing with services, whether it’s MinuteClinic or the pilots that we’ve done, and we’re beginning a broader rollout of audiology and optical. And we’ve talked this morning about some additional opportunities that we’re excited to pilot as you think about broader care management, especially with the combination. So I do think that we’re making health care a retail option, recognizing that health care is becoming local, okay? And we’re looking to deliver health care to where people are, okay, whether it’s in their local community or in many cases perhaps even in their homes. So we’re -- again, we’re excited about the opportunities and again, we’ve talked about where we’re headed in terms of the leadership of the retail business.

Eric R. Percher - Nephron Research LLC - Research Analyst

So my thought on that was that you’re acting as a provider as much as a traditional retailer. Maybe to pivot that to a follow up. With Amazon I think that many of us were looking to see if there was an answer that would come out of the Amazon as to the issues that impact health care. With this new creation, it appears to be a partnership in search of potential answers itself. What would your message be as a player, a provider to what you expect you can do and how you might partner?

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FEBRUARY 08, 2018 / 1:30PM, CVS - Q4 2017 CVS Health Corp Earnings Call

Larry J. Merlo - CVS Health Corporation - President, CEO & Director

Well, Eric, it’s a great question, and we all saw the announcement last week. And we absolutely agree with the goals and objectives that were outlined in that press release. And I think it’s important to acknowledge that the press release had few details and the press release acknowledged that there is a plan. So what that group aspires to is what we’re going to deliver as part of the CVS-Aetna combination. And you think about the fact that we have the infrastructure, we have the assets, we certainly have the health care expertise, resident in both companies. And we’ve demonstrated that we can execute on goals and objectives. So we’re chomping at the bit to get started. We’ve talked about the fact that we want this new CVS-Aetna combination to be an open source model that as we build-out these capabilities, we can make them broadly available in the market. So we’re looking forward to partnering with all groups of individuals, including this new combination of Berkshire, JPMorgan and Amazon.

Operator

And our next question comes from the line of Ricky Goldwasser, Morgan Stanley.

Rivka Regina Goldwasser - Morgan Stanley, Research Division - MD

So Larry, in line with the opportunity to have kind of like CVS-Aetna combination is an open source program, what is this feedback that you’ve been getting from your existing customers about the combination? Are they kind of open to that idea? Are they taking a wait-and-see approach?

Larry J. Merlo - CVS Health Corporation - President, CEO & Director

Yes, Ricky. I’ll start and Jon (inaudible) fair amount of time with our customers as well and he has some thoughts. And Ricky, look, I would say that there is tremendous amount of interest. There’s a level of curiosity in terms of what can be created here. And I think that in those conversations, certainly, with our health plan clients, we’ve talked about the reality of the lines between being competitors and being partners are blurring like never before. And by the way, as you know and as we’ve talked many times, we have examples of that in our own business today when you think about Medicare Part D and the fact that we manage the Part D component for more than 40 health plans. And we’ve demonstrated, not just the high level of service as more than 80% of those members are in 4- or 5-star performing plans. But those clients have seen that their business as a result of our support is growing faster than the overall PDP marketplace. So I think, obviously, they want to know more, okay? And the lines of communication will be critically important as we move forward, and keep them updated as to our progress and the opportunities that, that creates for us to partner broadly with them.

Jonathan C. Roberts - CVS Health Corporation - COO and EVP

And Ricky, this is Jon. Just to build on what Larry has said. So we, obviously, have a larger book of employer clients. So clearly, no issue there. And in fact, we share some common clients that could create opportunities. We do have health plan clients that may compete with Aetna, and I would describe the dialogue as constructive. We serve Aetna today as a PBM, and our goal will be to continue to serve not only Aetna but all of our health plan clients. And we have firewalls in place today that we talk about that allows our competition to occur today as we support health plans on the pharmacy benefit to compete with each other. And as Larry said, as we build-out new products and services, we’re going to make them available to all of our health plans, so they’re actually pretty excited about that. And we have proven with our SilverScript model that, again, competes with many of our health plans that are in the Medicare market that we can do both. We can compete and support them and with our expertise, they’ve been able to grow significantly better than the balance of the market.

Rivka Regina Goldwasser - Morgan Stanley, Research Division - MD

Okay. And then my follow-up is on specialty. Obviously, you highlighted on the press release that you’re seeing accelerating contribution. Are there specific products that you can highlight for us? And also, when you think about specialty within your existing members, what percent of your members’ dispensed specialty in-house and what’s the opportunity there? And how does that compare to the Aetna members?

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FEBRUARY 08, 2018 / 1:30PM, CVS - Q4 2017 CVS Health Corp Earnings Call

Jonathan C. Roberts - CVS Health Corporation - COO and EVP

Well, I’ll speak, Ricky, maybe broadly about what categories therapeutic classes we’re seeing growing in specialty. So autoimmune and oncology continue to grow and outpaced the balance of the specialty market. And we actually are seeing multiple sclerosis kind of flat, and we also saw hep C volume come down pretty substantially in ‘17. So with the puts and takes that we’re still seeing this business grow pretty dramatically. We’re filling about 60% of the specialty business that we manage in our specialty pharmacy. And for Aetna, we actually fill 100% of that volume in our specialty pharmacy. So obviously, the highest and fastest growing part of the pharmacy benefit, and we’re pretty excited about our capabilities and the new capabilities that we continue to build-out.

Operator

And your next question comes from the line of Kevin Caliendo with Needham & Company.

Kevin Caliendo - Needham & Company, LLC, Research Division - MD & Senior Analyst

Just a couple of quick questions. On the investment spend, you mentioned at the run rate would be about $425 million. In terms of modeling that or thinking about that, should we be exiting the year at over $100 million in spend, and that’s how we should be thinking about it going into 2019?

David M. Denton - CVS Health Corporation - Executive VP & CFO

Yes. Because as you can imagine, all of those investments don’t happen right away and certainly, some of the payroll happened in Q2 and beyond, so it ramps up.

Kevin Caliendo - Needham & Company, LLC, Research Division - MD & Senior Analyst

Okay, that’s a great. Just a follow-up on the Amazon thing. Post the press release that came out, did you approach them in any way, shape or form? Did they approach you? Have there been any even just cursory conversations hi, this is who we are and this is what we’re doing kind of thing?

Larry J. Merlo - CVS Health Corporation - President, CEO & Director

No, Kevin, we have not had any discussions since the press release came.

Operator

And our next question comes from the line of Priya Ohri-Gupta with Barclays.

Priya Joy Ohri-Gupta - Barclays PLC, Research Division - Director and Fixed Income Research Analyst

Dave, I was wondering if you may be able to shed a little bit of light on some of the potential plans around your debt issuance. I think one of the question that we’ve been hearing consistently is sort of how are you thinking about where the debt issuance would take place in terms of sort of holdco versus maybe one of the subsidiaries. And then just secondly, how do you think about the treatment of the debt at sort of subsidiary levels versus holdco levels and your view on making sure that debt is pari passu?

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FEBRUARY 08, 2018 / 1:30PM, CVS - Q4 2017 CVS Health Corp Earnings Call

David M. Denton - CVS Health Corporation - Executive VP & CFO

Yes, those are all great questions. I would say that -- a couple of things. I think one thing to keep in mind here, which I think is important, we’ve talked about the capital structure of the company a few months ago when the deal was announced, actually our cash flow yield for the company substantially improved with the advent of tax reform. And we’ve actually now committed that we’re going to take a [sizeable] portion of that now benefit from tax reform to improve our balance sheet over the next several years, to delever more rapidly than what we originally anticipated. So we’re committed to our capital structure, we’re admitted to paying down our debt in a reasonable fashion here. And getting to about 3.5x levered by the end of 2 years post the acquisition. So I think that’s an important foundation. Clearly, we’re looking at all possibilities of how to issue this debt over the next several months. I would say, we’re going to issue it holdco company levels. We will evaluate exactly the tenor at which we will issue this debt over next several months and we continue to watch the market pretty actively to make sure that we place this debt in the best way for us from an economic standpoint to make sure that’s prudent and then also structure in a way that does allow us to delever in the time frame that we’ve committed to.

Operator

And our next question comes from the line of John Heinbockel, Guggenheim Securities.

John Edward Heinbockel - Guggenheim Securities, LLC, Research Division - Analyst

So Larry, in terms of investing in people, do you think labor hours in the stores go up as well? And if so, where will that go to? Is that -- how much does that tie into your thought on increased services? And would that be outside of the MinuteClinic?

Larry J. Merlo - CVS Health Corporation - President, CEO & Director

Yes, John. There’s -- you can think about a portion of that and some of that is overtime, okay? And you’re spot on in terms of as you think about those hours being signed to additional services or expanded capabilities that would be created, whether it’s through the pharmacy, through MinuteClinic or things that perhaps don’t exist today.

John Edward Heinbockel - Guggenheim Securities, LLC, Research Division - Analyst

And it’s -- I mean it’s a follow-up, it’s clearly the right thing to do. When you invest in labor, is that something you can think about on an ROIC basis like you might make a capital investment? Or is it -- it’s hard to do, but you know there ought to be a benefit there?

Larry J. Merlo - CVS Health Corporation - President, CEO & Director

You know what, John, it’s a great question. And John, there are -- think about it this way, okay? There are indicators that we contract in our business that we know if we’re doing these things well, sales, profits will follow, okay? So obviously we have those metrics that as we move forward, as we think about these investments, we will use those metrics to guide us in terms of being on target, okay, to ensure that the investments that we make provide a tangible return.

Operator

And our next question comes from the line of Glen Santangelo, Deutsche Bank.

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FEBRUARY 08, 2018 / 1:30PM, CVS - Q4 2017 CVS Health Corp Earnings Call

Glen Joseph Santangelo - Deutsche Bank AG, Research Division - MD & Research Analyst

Larry, I just want to follow up on some of the comments you made with respect to the second request. You’ve had it for almost a week now, and I’m just kind of curious, I mean, as you’ve gone through, was there anything sort of out of the ordinary in there or unexpected? Or any opposition sort of worth calling out at this point? Anything that sort of make sure rethink the timing? Or does -- seeing the second request, and what’s in it actually make you feel more comfortable about the timing?

Larry J. Merlo - CVS Health Corporation - President, CEO & Director

You know what, Glen, there is nothing that yet has surfaced that has come as a surprise, and it’s very much -- as I mentioned in my prepared remarks, things are moving forward as planned. And obviously, we’ve begun to have discussions with those individuals. And those discussions, there’s a very good level of engagement and the discussions have been very constructive and positive. So we feel good in terms of how the process is moving along at this point.

Glen Joseph Santangelo - Deutsche Bank AG, Research Division - MD & Research Analyst

Okay. And maybe I just have one more follow-up for Dave on the investment. I apologize because I think this has been asked a little bit. But you said the run rate was $425 million. And so are you basically -- should we assume that most of those are in the people, those costs are going to be ongoing, we should be modeling an incremental $150 million in annual expenses in fiscal ‘19 on a go-forward basis. Is that the way to think about it?

David M. Denton - CVS Health Corporation - Executive VP & CFO

Yes, that is correct. Keep in mind, think about it this way. We’re going to increase wages and those wage increases are not going to be effective till 4/1, or 5/1 or 6/1.

Operator

And our next question comes from the line of Brian Tanquilut with Jefferies.

Brian Gil Tanquilut - Jefferies LLC, Research Division - Equity Analyst

Dave, just to ask a question on that last comment you made. So as I think about wages, I mean, is this basically an across the board. Wonder is there any waiting as we think about store-level wage increases versus a corporate and back-office?

David M. Denton - CVS Health Corporation - Executive VP & CFO

Yes, this is -- just look at our -- if you look at the mix of employees that we have across our enterprise, they’re largely store based. So if you think about just waiting, this is largely a store-wage increase.

Brian Gil Tanquilut - Jefferies LLC, Research Division - Equity Analyst

Okay, got it. And then Larry, as I think about -- my follow-up, as I think about the PBM business in the past, obviously, you’ve benefited from disruptions in the industry with market share gains. So with about 1/3 of your contracts coming up for renewal, how should we be thinking about your strategy and messaging for your clients to play defense against your large competitors trying to poach clients away in the middle of the Aetna transaction?

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FEBRUARY 08, 2018 / 1:30PM, CVS - Q4 2017 CVS Health Corp Earnings Call

Larry J. Merlo - CVS Health Corporation - President, CEO & Director

Well, Brian, I don’t -- as you think about the things that we have talked about, okay, that there is -- as you think about Aetna, obviously, there’s an important message that is delivered to our clients that, listen, we’ve got dedicated resources for your business. We’ve -- and all of the things they go along with that, and it’s our job and it’s our commitment. And we are absolutely confident that there’ll be no slippage in the level of service that we provide to our existing clients and prospective clients as we go forward. So we’ve got the infrastructure to do that and the talent resides in the organization to do that. And I think that’s an important message that we are delivering in addition to all the other things that we talk about, whether -- just as part of the normal ongoing business that are independent from Aetna or any other acquisition.

Jonathan C. Roberts - CVS Health Corporation - COO and EVP

And Brian, this is Jon. Just as Larry said earlier, the majority of our health plans have already been renewed for this selling season. And then as I think about moving forward, payers have two priorities. One is optimizing unit cost. That is a competitive market. That dynamic hasn’t changed and will continue into the future. But the second goal of payors is reducing overall health care cost. And we think that this acquisition will enable capabilities that will allow us to bring even more programs to the marketplace that meet the goal of payors whether they be employers or health plans.

Operator

And our next question comes from the line of Peter Costa, Wells Fargo Securities.

Peter Heinz Costa - Wells Fargo Securities, LLC, Research Division - MD and Senior Analyst

Once again, in the State of The Union Address, President Trump talked about rising drug prices as being an issue. And you’ve also seen state-level regulation neither in terms of Kentucky talking about carving PBM services out of Medicaid contracts, both seemingly being shot at the pharmacy channel. And the drug companies continue to use or redirect towards the PBM. So what are your lobbying efforts going to be over the course of this next year? And how are you measuring the success of those lobby efforts in terms of what you’re seeing out of Washington?

Larry J. Merlo - CVS Health Corporation - President, CEO & Director

Yes, Peter, it’s Larry. Obviously, this has been a dialogue. And as you pointed out, we expect it will continue to be a dialogue. And Peter, there’s no one single answer to that question. But you will see a steady stream of activity from us, and we’ll be coming out with our annual drug trend report shortly, okay? It will talk about the year-over-year increase, okay, which will be well below the rate of inflation, okay, that you would see in the pharma marketplace, okay? And how that increase ties to our clients spend, but equally important, okay, we will also be spending more time talking about what about the member okay, and what did the member incur, okay, in terms of their out-of-pocket cost associated with drug spend because I think that, that’s the component that’s getting lost in this PBM dialogue, okay. That we’re spending a lot of time talking about clients spend, we’re going to spend more time talking about how their members are benefiting from the role that PBMs are performing in the marketplace. So I think that’s one of the things that you will see a little different going forward.

Peter Heinz Costa - Wells Fargo Securities, LLC, Research Division - MD and Senior Analyst

As a follow-up with that, what would be the impact to you if all of your clients move to point-of-sale rebates and discounts being taken?

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FEBRUARY 08, 2018 / 1:30PM, CVS - Q4 2017 CVS Health Corp Earnings Call

Larry J. Merlo - CVS Health Corporation - President, CEO & Director

Yes. Peter, we’ve talked about this in the past that we have a variety of flavors. We have clients today who have point-of-sale rebates or 100% of the rebate value was passed through and there’s an administrative fee associated with that. So it would take some time to transition that, okay? But it would have little-to-no effect on overall PBM economics.

Operator

And our next question is from Mohan Naidu, Oppenheimer.

Mohan A. Naidu - Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst

Larry, one more on the technology investments. How should we think about this the mix between these investments that you’re pulling forward to get ready and to integrate Aetna when it closes versus accelerating investments into solutions that can add new services right away to your store?

David M. Denton - CVS Health Corporation - Executive VP & CFO

So this is Dave. I think one thing that we’ve done is we’ve created a platform that really is -- that engages members around their pharmacy benefit. And when we have done that, we see really enhanced improvement from adherence, as an example, and engagement of the member, this changed behavior. Again, that’s been largely focused in the pharmacy benefit. So now, think with the Aetna combination, potential combination, we’re thinking about other things that we can now engage that member on that are just outside of pharmacy, but still in health care. So we’re making investments to create that platform of engagement especially now, we can focus that member in other areas of health care. So think about our data and analytics investment and infrastructure to support that kind of engagement model.

Mohan A. Naidu - Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst

Maybe one quick modeling question, the Q1 tax rate, is it going to be marginally different from full year or is just going to be anything meaningful there?

David M. Denton - CVS Health Corporation - Executive VP & CFO

Yes, it could be slightly better than the full year.

Operator

And our final question comes from Scott Mushkin, Wolfe Research.

Scott Andrew Mushkin - Wolfe Research, LLC - MD and Senior Retail & Staples Analyst

So just kind of housekeeping issue and going back to the health care plans. I just want to see -- you guys talked about the opportunity not being as big this year. I guess, I didn’t quite understand the why on that. Is it just something in the market or is it because of the pending acquisition, so that was kind of the housekeeping issue. And then I had a follow-up.

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FEBRUARY 08, 2018 / 1:30PM, CVS - Q4 2017 CVS Health Corp Earnings Call

Jonathan C. Roberts - CVS Health Corporation - COO and EVP

Yes, Scott, it’s just a normal cycle of the market. And the plans that were available for the most part were renewed by the existing PBMs including ours.

Scott Andrew Mushkin - Wolfe Research, LLC - MD and Senior Retail & Staples Analyst

Perfect. And then my last question and talking about the store footprint, I know you guys are thinking about the assets going forward. How should you think about the store footprint? Do you think over time, you’re going to need as many stores? And how should we be thinking about the store footprint as this acquisition unfolds?

David M. Denton - CVS Health Corporation - Executive VP & CFO

Scott, this is Dave. I do think we still need as the number of stores that we have. And importantly, I think if you look at our pipeline going forward, we’re still going to continue to grow our store base. I do think with now the advent, the combination of Aetna, we might decide and reposition where the next new store is built such that we can deliver a service model in areas that are most impactful to the combined organization.

Operator

And gentlemen, that’s all the questions we have. I’ll turn it back over to you.

Larry J. Merlo - CVS Health Corporation - President, CEO & Director

Okay, Mullen, thanks. And let me thank everybody. I know this was a long call. We appreciate everybody’s interest. And as always, you can give Mike McGuire a call for any follow-ups.

Operator

And ladies and gentlemen, that does conclude our conference call for today. We thank you for your participation. Everyone, have a great rest of the day. And you may disconnect your line.

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This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), on February 9, 2018, CVS Health filed with the Securities and Exchange Commission (the “SEC”) an amendment to the registration statement on Form S-4 that was originally filed on January 4, 2018. The registration statement includes a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health. The registration statement was declared effective by the SEC on February 9, 2018, and the definitive joint proxy statement/prospectus of CVS Health and Aetna will be mailed to stockholders of CVS Health and shareholders of Aetna beginning on or about February 12, 2018. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-0896.

Participants in the Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed with the SEC and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the outcome of litigation related to the transaction; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.